UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-26483

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
             |_| Form N-SAR

For Period Ended:  March 31, 2004

     |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q

     |_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR

     |_| Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: _____________________________________

                                     Part I

                             Registrant Information

Full name of registrant         VaxGen, Inc.

Former name if applicable       N/A

Address of principal executive
office (Street and number)      1000 Marina Blvd., Suite 200

City, State and Zip Code        Brisbane, CA 94005


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                                     Part II

                             Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III

                                   Narrative

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time will be needed for the Registrant to complete its preparation and review of the accounting and documentation necessary for filing its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004 (the "Form 10-Q") and for the Registrant's independent auditors, who were appointed on April 9, 2004, to complete the required review of the Form 10-Q. As a result, the Registrant will not be in a position to file the Form 10-Q in the prescribed time period without unreasonable time and expense. A press release is attached hereto as Exhibit A. This press release was issued today by the Registrant. The Registrant intends to file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

                                     Part IV

                                Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

                James M. Cunha                (650)         624-1000
           ---------------------------  ---------------------------------
                    (Name)                 (Area Code)(Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               |X| Yes    |_| No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               |X| Yes    |_|No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the net loss applicable to common stockholders for the quarter ended March 31, 2004 will be greater than the net loss applicable to common stockholders for the same period in 2003 by approximately $4.4 million. The increase in net loss applicable to common stockholders in 2004 will be primarily due to the effect of non-cash mark-to-market adjustments relating to the valuation of warrants, consisting of a non-cash charge of $1.6 million for the quarter ended March 31, 2004, compared to a non-cash credit of $5.1 million for the same period in 2003.

                                  VaxGen, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 11, 2004                    By     /s/ James M. Cunha
                                            ------------------------------------
                                      Name:  James M. Cunha
                                            ------------------------------------
                                      Title: Interim Chief Financial Officer
                                            ------------------------------------


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                                    Exhibit A

        VaxGen Files 5-Day Extension for Release of 1st-Quarter Results;
                 Conference Call and Web Cast to Be Rescheduled

      BRISBANE, Calif. - May 11, 2004 - VaxGen, Inc. (Nasdaq: VXGN) announced today that it has filed a Form 12b-25 with the Securities and Exchange Commission requesting an automatic 5-day extension for filing its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004. The extension was filed to give VaxGen adequate time to complete its preparation and review of the accounting and documentation necessary for filing its Form 10-Q and for the company's independent auditors, who were appointed on April 9, 2004, to complete the required review of the Form 10-Q.

      Consequently, the company will postpone its first-quarter conference call and web cast, which had been scheduled for 12:30 p.m. Eastern, May 11, 2004. A new conference call and web cast will be scheduled after VaxGen has determined the new date for the filing of its Quarterly Report on Form 10-Q.

      About VaxGen

      VaxGen, Inc. is a biopharmaceutical company engaged in the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious diseases. Based in Brisbane, Calif., the company is developing preventive vaccines against anthrax and smallpox and an anthrax monoclonal antibody through an alliance with Avanir Pharmaceuticals. VaxGen also is the largest shareholder in Celltrion, Inc., a joint venture formed to build operations for the manufacture of biopharmaceutical products, including VaxGen's product candidates. For more information, please visit the company's web site at: www.vaxgen.com.

NOTE: This press release contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include without limitation, the timing of the filing of the company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and any related web cast and/or conference call to discuss financial results. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Reference should be made to Item 1 of the company's Annual Report on Form 10-K filed by VaxGen on March 30, 2004, under the heading "Additional Business Risks" for a more detailed description of such risks. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

Contact:
Lance Ignon
Vice President, Corporate Affairs
650-624-1041


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